Mail Stop 6010							April 12, 2006

Bruce Eckert
Chief Executive Officer
Eastern Insurance Holdings, Inc.
25 Race Avenue
Lancaster, Pennsylvania 17603

Re: 	Eastern Insurance Holdings, Inc.
      Registration Statement on Form S-1/A filed April 4, 2006
      File No. 333-128913

Dear Mr. Eckert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of Educators
Critical Accounting Policies and Estimates
Unpaid Claims and Claim Adjustment Expenses, page 63

1. The total unpaid claims and claim adjustment expense per the reserve roll-forward as of December 31, 2004 does not agree to the amount per your Consolidated Balance Sheet. Please revise your filing to reconcile these two amounts.

2. It appears that the amounts in your unpaid claims, claim adjustment expense and claims payable table are in thousands. Please revise your disclosure to clarify the units of the amounts. In addition, please make this revision to your disclosure throughout the filing when appropriate.

3. The impact of the long-term disability IBNR reserve due to an increase in the selected loss ratio per the table on page 66 is based on 10 basis points, 25 basis points and 50 basis points, but the lead-in to the table states the table will show 100 basis points, 200 basis points and 300 basis points change. Please revise your filing to correct for this inconsistency.

4. We note your expanded disclosure in response to comment two in our letter issued January 27, 2006, which includes a sensitivity analysis for each key assumption. For each analysis, disclose whether or not these changes in assumptions are reasonably likely. If the changes are not reasonably likely, please provide revised analyses that disclose the reasonably likely changes and the effect that these changes would have on your reported results and financial position.

5. Throughout the unpaid claims, claim adjustment expenses and claims payable critical accounting estimate disclosure you refer to a 10% additional reserve for adverse loss development. Please revise the table on page 64 to separately show the amount of adverse loss development included in the aggregate loss reserves or the specific line of business the adverse loss development relates to for each year presented.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations of EHC
Critical Accounting Policies and Estimates
Loss Reserve Estimation, page 90

6. We note your expanded disclosure in response to comment number six in our letter issued January 27, 2006. Please expand your disclosure to address the following:
* Please expand the table on page 91 to include the reserves as of December 31, 2004.
* Please explain your reserving process for mature accident years once you compare the results from the actuarial methods to your recorded reserves for instances when the recorded results are not consistent with the actuarial results.
* For the stratifications listed on page 92 and 93 please clarify what `developed together` and `developed independently` mean and how that affects the loss reserving process.
* On page 94 you state that you examine the different actuarial methodologies using different data points for developing losses. Please expand your disclosure to clarify what the data points represent. To this point if the data points represent changes in the underlying assumptions (e.g. tail factor or industry loss development factor) please clarify the link between the ranges disclosed and the sensitivity analysis disclosed related to the underlying assumptions.
* Please disclose whether or not the changes in the tail factor and industry loss development factor assumptions you disclose in the sensitivity analyses are reasonably likely. If these changes are not reasonably likely, please disclose revised analyses that disclose the reasonably likely changes and the effect that these changes would have on your reported results and financial position.

Contractual Commitments, page 114

7. We note that the total loss reserve balance per the table of contractual obligations and commercial commitments does not agree to the reserve amount per the Balance Sheet. Please disclose the reconciling item(s) as a footnote to the table.

Business of Educators
Unpaid Claims, Claim Adjustment Expenses and Claims Payable
Loss Development, page 135

8. We note that the Gross liability - end of year balance for claims payable per the Guide 6 loss development 10 year table does not agree to the claims payable balance per the Consolidated Balance Sheet. Please disclose a reconciliation between these two amounts.

Educators Mutual Life Insurance Company and Subsidiaries
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 6. Reinsurance, page F-18

9. We have read your response to comment number 10 in our letter dated January 27, 2006. Please include in the disclosure the purpose
(i.e. to provide Educators with a credit guaranty as a result of A.M.
Best rating downgrade) and the economic benefit that was derived from entering into this reinsurance arrangement. Please consider whether this disclosure should also be included in MD&A.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dana Hartz at (202) 551-3648 or Joe Roesler at
(202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
Sincerely,




Jeffrey Riedler
Assistant Director


cc:	Jeffrey Waldron
	Stevens & Lee, PC
	620 Freedom Business Center
	King of Prussia, Pennsylvania 19406
Fax (610) 337-4374